UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2001

ALGOMA CENTRAL
EMPLOYEE STOCK PURCHASE PLAN

(Full title of the Plan)

Wisconsin Central Transportation Corporation

(Employer sponsoring the Plan, issuer of the
participations in the Plan and issuer of
the shares held pursuant to the Plan)

6250 North River Road, Suite 9000
Rosemont, Illinois 60018

(Address of principal executive offices)

ALGOMA CENTRAL
EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

Fiscal Year Ended June 30, 2001

CONTENTS

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Signatures

Index to Exhibits

Exhibit No. 23 - Consent of Independent Public Accountants

Independent Auditors' Report

To        Algoma Central Employee Stock
             Purchase Plan Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Algoma Central Employee Stock Purchase Plan (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2001.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
September 12, 2001

Statements of Net Assets Available For Benefits

June 30, 2001 and 2000

	June 30,

	2001	2000

Cash	$95	$181
Wisconsin Central Transportation Corporation stock options, at quoted fair market value (3,308 and 5,759 options, respectively, total cost $36,553 and $65,161, respectively)	55,343	76,652

Net assets available for benefits	$55,438	$76,833

The accompanying notes to financial statements are an
integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits

For the Fiscal Years Ended June 30, 2001, 2000 and 1999

	June 30,

	2001	2000	1999

Net assets available for benefits, beginning of fiscal year	$76,833	$87,171	$177,744
Increase (decrease) during year:
Participants' payroll deductions	36,648	65,342	74,147
Unrealized 15% discount on price of stock	6,451	11,491	13,024
Unrealized appreciation in the fair Market value of stock options	12,339	---	---
Stock issued, at fair market value, and cash paid to participants	(76,833)	(87,171)	(177,744)

Net assets available for benefits, end of fiscal year	$55,438	$76,833	$87,171

The accompanying notes to financial statements are an
integral part of these financial statements.

Notes to Financial Statements

(1)        Summary of Significant Accounting Policies

The financial statements of the Algoma Central Employee Stock Purchase Plan (the “Plan”) are prepared under the accrual method of accounting. The Plan’s investments are stated at fair value.  All security transactions are recorded on a trade-date basis.

All administrative expenses of the Plan are paid by the Plan’s sponsor, Wisconsin Central Transportation Corporation (the “Company”). All amounts herein are stated in U.S. dollars.

(2)        Description of Plan

The Plan was established in 1995 by the Company to furnish eligible employees (see "Eligibility") of Algoma Central Railway Inc. (“ACRI”) a mechanism for voluntarily purchasing shares of the Company's common stock ("Common Stock") from the Company at a discount by exercising options to purchase Common Stock ("Options") under the Plan. The Plan is administered by a Plan Administration Committee (the "Committee") composed of members of the Company's Board of Directors. Eligible employees are subject to Canadian Federal and Provincial income taxes.

             Eligibility

The Plan covers all full-time employees of ACRI who have had at least twelve months of continuous service preceding the date of the grant of Options, except any employee owning 5% or more of the total voting stock of the Company and certain highly compensated employees ("Eligible Employees").  At June 30, 2001, 18 Eligible Employees participated in the Plan.

             Grant of Options

Under the Plan, the Company grants Options to all Eligible Employees once each year on a date selected by the Committee ("Date of Grant"). For the fiscal years ended June 30, 2001, 2000 and 1999, the Date of Grant was July 1, 2000, July 1, 1999 and July 1, 1998, respectively. The term of each Option is twelve months beginning on the Date of Grant, or such other period as the Committee may determine.  The last day of each option period is the date on which the applicable Options may be exercised ("Date of Exercise"). For the fiscal years ended June 30, 2001, 2000 and 1999, the Date of Exercise was June 30, 2001, 2000 and 1999, respectively. The number of shares subject to Option for each participant is the quotient of the aggregate payroll deductions authorized by the participant for the option period divided by the applicable option price per share; provided, however, that the maximum number of shares for which Options may be granted to a participant for any option period shall not exceed $25,000 divided by the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant. For purposes of the Plan, "fair market value" of the Common Stock on each of the Date of Grant, the Date of Exercise or other applicable date is determined on the basis of the per share closing price of the last sale of the Common Stock immediately prior to the applicable date as reported by NASDAQ or, if listed on a stock exchange, as reported in the published reports of composite transactions for the exchange.

Exercise of Options

Each participant is considered to have exercised his or her Option on the Date of Exercise to the extent of the maximum number of whole shares of the Company's Common Stock that may be purchased with the balance on that date in the participant's account under the Plan for such Option. Any balance in such account after payment of the option price is refunded to the employee. The Company will issue to each participant, in the participant's name or in joint tenancy, the number of whole shares of Common Stock acquired on exercise of an option on the first day following the term of an Option.

Notwithstanding the provisions of the Plan that contemplate the issuance of shares of Common Stock to participants on the Date of Exercise, the Committee may elect to make a cash payment to all participants who exercise options on any Date of Exercise in lieu of issuing shares of Common Stock to each such participant. Any such cash payment to a participant shall be an amount equal to the whole number of shares of Common Stock that would have been issued to such participant upon exercise of the Option multiplied by the fair market value of the Common Stock on the Date of Exercise, including the refund of any balance in the participant accounts after payment of the option price.

The option price per share is equal to the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant, or such other option price as the Committee may determine for any option period prior to the first day of such option period.  The following summarizes the fair market value of the Company's Common Stock as of the Date of Exercise and the Date of Grant, as well as the discounted price offered to employees under the Plan for the fiscal years ended June 30, 2001 2000 and 1999:

Date	Fair Market Value	Discount	Discounted Price

Fiscal year ended June 30, 2001:
Date of Grant, July 1, 2000	$13.00	$1.95	$11.05
Date of Exercise, June 30, 2001	16.73	2.50	14.23
Fiscal year ended June 30, 2000:
Date of Grant, July 1, 1999	$18.88	$2.84	$16.04
Date of Exercise, June 30, 2000	13.31	2.00	11.31
Fiscal year ended June 30, 1999:
Date of Grant, July 1, 1998	$21.88	$3.28	$18.60
Date of Exercise, June 30, 1999	18.94	2.84	16.10

Contributions to the Plan

Eligible employees may contribute annually to the Plan up to the smaller of (1) 7.5% (or another percentage as established by the Committee) of their annual compensation (not including incentives, bonuses, overtime, extended work-week premiums or other special payments, fees or allowances) or (2) an amount which complies with the $25,000 limitation discussed previously.

Participant Accounts

All payroll deductions and other receipts from participants during the term of an Option are held in the general assets of the Company and credited to a special account established under the Plan in the employee's name. No interest is paid or credited to amounts accumulated in the special account under the Plan. On the first business day following the term of an Option, the Company will issue whole shares of Common Stock in return for the funds accumulated in the special account under the Plan. Any balance in the special account after the Common Stock is issued is refunded to the employee.

            Withdrawals

An employee can withdraw from the Plan at any time with proper notice. Withdrawal from the Plan is also effected by termination of service with ACRI. Employees are entitled to a full refund of monies previously withheld under the Plan during the current Plan year upon withdrawal.

Stock Subject to the Plan

The Common Stock which may be issued pursuant to Options under the Plan is limited to 225,000 shares of Common Stock.  Stock Options exercised under the Plan for the fiscal years ended June 30, 2001, 2000 and 1999 totaled 13,653.  After the stock Options are exercised under the Plan for the fiscal year ended June 30, 2001,  the remaining number of shares which may be issued pursuant to the Plan is 203,566.

(3)       Stock and Cash Payable to Participants

For the fiscal year ended June 30, 2001, 2000 and 1999, participant deductions under the Plan amounted to $36,648, $65,342 and $74,147, respectively.  Utilizing the discounted exercise price of the Common Stock offered to participants ($11.05, 11.31 and $16.10 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively), these deductions were used to purchase 3,308, 5,759 and 4,586 whole shares of Common Stock for participants for the fiscal years ended June 30, 2001, 2000 and 1999, respectively. The cash remaining in the Plan after purchasing whole shares ($95, $181 and $312 for the fiscal years ended June 30, 2001,2000 and 1999, respectively) was refunded to employees as part of their August 1, 2001, 2000 and 1999 payroll checks, respectively.  Stock certificates issued to participants on July 1, 2001, 2000 and 1999 from the exercise of options for the fiscal years ended June 30, 2001, 2000 and 1999, respectively, were mailed to participants by EquiServe, the Company's transfer agent.

(4)       Wisconsin Central Transportation Corporation Stock Options

Options owned by the Plan at June 30, 2001 and 2000 (the Dates of Exercise for the fiscal years ended June 30, 2001 and 2000) are stated in the Statement of Net Assets Available for Plan Benefits at the fair market value of the Common Stock on the Exercise Dates ($16.73 and $13.31, respectively) as reported by the NASDAQ National Market System.

(5)       Unrealized Appreciation in Employee Stock Options

The unrealized appreciation in the value of the stock Options is the increase in the fair market value of the Company's Common Stock from the Date of Grant to the Date of Exercise multiplied by the number of Options exercised.  For the fiscal year ended June 30, 2001, the unrealized appreciation amounted to $3.73 per share.  For the fiscal years ended June 30, 2000 and 1999  there was no unrealized appreciation as of the Date of Exercise.  The 15% discount on the purchase price of the Common Stock, which amounted to $1.95, $2.00 and $2.84 per share for the fiscal years ended June 30, 2001, 2000 and 1999, respectively, was unrealized.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALGOMA CENTRAL
EMPLOYEE STOCK PURCHASE PLAN

Date: September 28, 2001	By:	/s/ Walter C. Kelly

Walter C. Kelly Vice President, Finance and Chief Financial Officer, North American Subsidiaries

INDEX TO EXHIBITS

Exhibit No.	Description	Sequentially Numbered Page

23	Consent of Independent Public Accountants	9